UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Sonendo, Inc.
(Name of Issuer) Common Stock, $0.01 par value
(Title of Class of Securities) 835431107
(CUSIP Number) December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	835431107	Page 2 of 7

1	NAME OF REPORTING PERSONS First Light Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 46-3521994
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,446,491
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,446,491
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,446,491
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.98%
12	TYPE OF REPORTING PERSON IA

CUSIP No .	835431107	Page 3 of 7

1	NAME OF REPORTING PERSONS Mathew P. Arens I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 6,150
	6	SHARED VOTING POWER 5,446,491
	7	SOLE DISPOSITIVE POWER 6,150
	8	SHARED DISPOSITIVE POWER 5,446,491
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,452,641
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	835431107	Page 4 of 7

Item 1(a).		Name of Issuer:
Sonendo, Inc.

Item 1(b).		Address of Issuer’s Principal Executive Offices:
26061 Merit Circle, Suite 102, Laguna Hills, CA 92653

Item 2(a).		Name of Person Filing:
This Schedule 13G is being jointly filed by the following: First Light Asset Management, LLC (the “Manager”) Mathew P. Arens (“Mr. Arens”)

The Manager may be deemed to be the beneficial owner of 5,446,491 of the Issuer’s shares of common stock (the “Shares”). The Manager may be deemed to be the beneficial owner of these shares because it acts as an investment adviser to certain private funds. Mr. Arens may also be deemed to be the beneficial owner of these shares because he controls the Manager in his position as managing member and majority owner of the Manager. Mr. Arens also directly holds 6,150 Shares in an individual capacity with sole control. The Manager and Mr. Arens are filing this Schedule 13G/A with respect to these Shares pursuant to Rule 13d-1(b) under the Act. The amounts reported assume the exercise of 302,876 warrants by private funds for which the Manager serves as investment adviser and/or by Mr. Arens, and if not for the blocker, the reporting persons would have the ability to exercise an additional 17,659,715 warrants in the aggregate.

The Manager and Mr. Arens may be deemed to be the beneficial owner of the total amount of Shares set forth across from its or his respective name in Item 4 below. The filing of this Schedule 13G shall not be construed as an admission that the reporting persons or any of their affiliates are the beneficial owner of any securities covered by this Schedule 13G for any other purposes other than Section 13(d) of the Securities Exchange Act of 1934.

Item 2(b).		Address of Principal Business Office or, if None, Residence:
Each of the reporting persons identified in Item 2(a) has its principal business office at: 3300 Edinborough Way, Suite 201, Edina, MN 55435

Item 2(c).		Citizenship:
First Light Asset Management, LLC – Delaware limited liability company Mathew P. Arens – United States citizen

Item 2(d).		Title of Class of Securities:
Common Stock, $0.01 par value

Item 2(e).		CUSIP Number:
835431107
Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	835431107	Page 5 of 7

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
First Light Asset Management, LLC – 5,446,491 Mathew P. Arens – 5,452,641

	(b)	Percent of class:
First Light Asset Management, LLC – 9.98% Mathew P. Arens – 9.99%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote
First Light Asset Management, LLC – 0 Mathew P. Arens – 6,150

		(ii)	Shared power to vote or to direct the vote
First Light Asset Management, LLC – 5,446,491 Mathew P. Arens – 5,446,491

		(iii)	Sole power to dispose or to direct the disposition of
First Light Asset Management, LLC – 0 Mathew P. Arens – 6,150

		(iv)	Shared power to dispose or to direct the disposition of
First Light Asset Management, LLC – 5,446,491 Mathew P. Arens – 5,446,491

CUSIP No .	835431107	Page 6 of 7

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST LIGHT ASSET MANAGEMENT, LLC

Date:	February 14, 2024

By:	/s/ Kurt T. Peterson
Name:	Kurt T. Peterson
Title:	Chief Compliance Officer

Date:	February 14, 2024
Signature:	/s/ Mathew P. Arens
Name:	Mathew P. Arens

CUSIP No .	835431107	Page 7 of 7

Exhibit A

JOINT FILING AGREEMENT

The Undersigned agree that the statement on Schedule 13G with respect to the common stock of Sonendo, Inc, dated as of February 14, 2024, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

FIRST LIGHT ASSET MANAGEMENT, LLC

By:	/s/ Kurt T. Peterson
Name:	Kurt T. Peterson
Title:	Chief Compliance Officer

Signature:	/s/ Mathew P. Arens
Name:	Mathew P. Arens